GLG Life Tech Corporation Management’s Discussion & Analysis	December 31 2009
[Dated: March 31, 2010]

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated March 31, 2010, which is the date of filing of this document.  It provides a review of the three and twelve months ended December 31, 2009 relative to the comparable periods of 2008.  The three month period represents the fourth quarter of the Company’s 2009 fiscal year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“we,” “us,” “our,” “GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol “GLGL”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with the consolidated annual financial statements of GLG for the year ended December 31, 2009, and notes thereto. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.  Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements”. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors include amongst others the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.  Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2009.  In light of these factors, the forward-looking events discussed in this MD&A might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof.  Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

We are a leading producer of high quality stevia extract.  Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. Our revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. We conduct our stevia development, refining, processing and manufacturing operations through our five wholly-owned subsidiaries in China.  Our operations in China include four processing factories, stevia growing areas across eight provinces, four research and development centers engaged in the development of high-yielding stevia seeds and seedlings.  Our processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf and 1,500 metric tons of rebiana.

Our revenues were $41.9 million for the twelve months ended December 31, 2009 and $9.9 million and for 2008. Our net income was $0.8 million for the twelve months ended December 31, 2009.  We had a net loss of $10.6 million for 2008 and net income of $0.4 million for 2007.

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

•
Relationship with Primary Customer.  The Company derives a majority of its revenue from Cargill, its largest customer.  The Company currently has a Strategic Alliance Agreement with Cargill pursuant to which it will provide at least 80% of Cargill’s global stevia extract requirements for the ten year period beginning October 1, 2008.  For the years ended December 31, 2009 and 2008, this customer accounted for 90% and 77%, respectively, of the Company’s revenue.  The Company’s ability to maintain and enhance its relationship with this important customer, while developing and enhancing its relationships with other customers, is a significant factor affecting the Company’s results of operations.

•
Consumer Demand.  The Company believes that consumer demand for food and beverage products and tabletop sweeteners produced with stevia extracts will continue to expand.  The Company believes rebiana, which is extracted from stevia leaf, is positioned to become a leading high-intensity sweetener because it has zero calories, is 100% natural, is 200-300 times sweeter than sugar and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the U.S. and elsewhere. The Company’s results of operations will be affected by consumer acceptance of, and demand for, rebiana-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

•
Price of Stevia Extract.  The Company believes that it will be able to maintain a low cost of production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia extract production).  By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-grade stevia extract, thereby strengthening the competitive position of high-grade stevia extract relative to other high-intensity sweeteners and sugar.

•
Raw Material Supply and Prices; Cost of Sales. The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations.  The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf, stevia leaf quality, salaries and wages of the Company’s manufacturing labour, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants.

Unfavourable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

Adoption of New Accounting Policies

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets.”  This new standard replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs,” and focuses on the criteria for asset recognition in the financial statements, including those internally developed.  The adoption of this standard did not have an impact on our consolidated financial position or results of operations.

Effective January 1, 2009, we adopted the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” issued by CICA.  This standard requires us to consider our own credit risk as well as the credit risk of counterparty when determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of this standard did not have an impact on the valuation of our financial assets or liabilities.

In September 2009, the Company adopted the amendments to CICA Handbook Section 3862 "Financial Instruments - Disclosure", which requires enhanced disclosures about the relative reliability of the data that an entity uses to measure the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009. The adoption of the amended standard did not have a material impact on the Company’s disclosures.

Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements, including our statement of operations, balance sheet, cash flow and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in the notes to our financial statements. In reading our financial statements, you should be aware of the factors and trends that our management believes are important in understanding our financial performance.

Inventory policy

We measure our inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress.  NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ from our estimates, a reduction to the carrying value of inventory may be required, which will result in inventory write-offs and a decrease to gross margins.

Stock-based compensation

Our accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date.  Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

Income taxes

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. We re-evaluate our future income tax assets on a regular basis.

Recognition and impairment of goodwill and intangibles

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss.  We performed our last goodwill impairment test on December 31, 2009.

Property, plant and equipment and long-lived assets

Intangible assets include customer relationships, patents and technology.  Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

We evaluate the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

Corporate Developments for the Year Ended December 31, 2009

New Stevia Leaf Processing Facilities Operational In First Quarter 2009

On January 6, 2009, the Company announced that it had commenced initial operations at its two new stevia processing facilities in the cities of Mingguang (Anhui Province) and Dongtai (Jiangsu Province), China where the Company’s major stevia leaf growing areas are located.  The facilities each have a capacity of 18,000 MT of throughput per year and increase the Company’s total raw leaf processing capacity from an existing 5,000 MT to 41,000 MT, an increase of 720%. Production at these two new facilities ramped up over the first quarter as they completed extensive food safety audits which were all completed by mid-March 2009.

Subsequent to completion of the food safety audits, the processing of intermediate grade stevia extract (RA 60) has progressed and the performance of the new facilities and new technologies have exceeded management’s expectations with respect the decreased cycle time to produce stevia extract and the reduction in water required during the processing of stevia extract.  Extract production is now benefiting significantly from the new stevia leaf processing facilities.

The plan to increase high grade stevia capacity was announced by the Company on January 14, 2009.  The addition of increased high grade stevia capacity will allow the new leaf processing facilities to run at higher capacity.  The first phase of the new high grade stevia capacity was completed in December 2009 and is expected to facilitate increased throughput of high grade stevia extract and rebiana products.

New Rebiana Facility Completed in December 2009 at Runhao Subsidiary

On January 14, 2009, the Company announced plans to build a new 2,000 metric ton rebiana facility.  In May 2009, the Company entered into a long term investment agreement with the Qingdao Export Refine Management Committee for this new facility (the “Investment Agreement”).  In May 2009 the Company established a new subsidiary called Qingdao Runhao Stevia High Tech Company Limited (“Runhao”) for the purpose of processing intermediate stevia extract into rebiana and other high grade stevia extract products. Runhao was incorporated in China and is a 100% owned wholly-owned foreign enterprise under Chinese law.

Pursuant to the Investment Agreement, a total area of 1,300 mu of land (approximately 214 acres) has been made available to Runhao at a discount of approximately 80% from estimated market value. The local government is responsible for making the land ready for use, the construction of a four lane road to service the facility and for assisting Runhao to obtain all necessary permits.  The investment agreement calls for GLG to invest US$ 30 million in registered capital in Runhao within two years of the subsidiary being established.  GLG has met this investment milestone as of December 31, 2009.

In December 2009, the Company announced that it had completed construction of its newest facility located in the city of Qingdao, China. The facility will add an additional 1,000 metric ton of RebpureTM (RA97 or rebiana) refining capacity per annum and enhance GLG’s capability to meet growing market demand for high quality stevia products.  The facility has one million square feet of space available for processing lines. The Runhao facility has been constructed following food grade "Good Manufacturing Practice" (GMP) standards and key components are being constructed following pharmaceutical grade GMP standards.  The facility’s, location in close proximity to Qingdao enables easy access to ship, air, and rail for product movement, increased capacity for secondary processing, and positions the Company to further meet current and anticipated demand.

Trial runs have begun at the facility in December and line auditing commenced in the first quarter of 2010.   It is expected that the new facility will come fully online during the first quarter of 2010 and will triple GLG’s current RebpureTM RA97 processing capabilities.

2009 Stevia Leaf Crop in China

The Company worked actively with the local Chinese governments in its three exclusive growing areas during the twelve months of 2009 to facilitate its 2009 stevia crop.  Key activities included preparation of proprietary seedlings for the 2009 crop, the recruitment of farmers in cooperation with local governments to grow stevia using GLG’s proprietary seedlings, and the planting of seedlings for the 2009 stevia crop.

As GLG’s gross profit margin is significantly influenced by the quality of the stevia leaf crop harvested in any given year, GLG’s strategy to improve gross margin is to increase the amount of proprietary GLG high Rebaudioside A seedlings into each year’s crop and follow quality standards for crop purchase to minimize the amount of moisture and foreign material in the leaf purchased.

GLG commenced its 2009 stevia leaf purchase program late in July, 2009.   For the leaf purchase in 2009 GLG saw improvements in the quality of the leaf purchased in terms of lower foreign material and moisture content compared to the harvest in 2008, reflecting the success of its education program with local farmers on acceptable foreign material and moisture content.  GLG has also been successful in increasing the amount of proprietary leaf that it has purchased from contracted farmers this year.  This year marks the first harvest of its proprietary leaf of approximately 60% rebaudioside A content.

2009 Harvest of Proprietary Seed

In December 2009 the Company announced that its stevia seed propagation program had achieved a result from this program expected to provide material savings for the Company into future production costs. The GLG Huinong One proprietary strain has shown commercial viability in the field as a direct seed plant and is expected to enable the Company, in 2010, to generate up to an estimated 40,000 metric tons (“MT”) of GLG proprietary stevia leaf grown directly from seeds without the use of greenhouses and seedlings as an intermediary step.  This development enables the Company to eliminate spending long months growing seedlings in greenhouses which must then be uprooted, transported, and replanted into the field. The elimination of the greenhouse step is expected to also save time and labor for the farmers with whom GLG partners.

The GLG Huinong One proprietary strain contains significantly higher Rebaudioside A content, generates higher yields, and is also more disease resistant than the China common market leaf. The Company has been increasingly introducing its proprietary stevia strains into the Company’s exclusive growing areas. In 2010, the Company expects to have the ability to harvest 100% of its own proprietary leaf which is expected to lead to greater processing efficiencies due to greater leaf yields and resulting lower production costs.

New Purchase Order from Cargill Received During the Second Quarter

On May 5, 2009, GLG announced that it has received an initial order from Cargill valued at US$ 40.5 million for the delivery of high grade stevia extract beginning October 2009. Further, GLG agrees to make additional product available to Cargill during the next 18 months for a possible increase in the order size.

GLG Direct Sales Team

Through the Company’s recently-established U.S. subsidiary, GLG Life Tech U.S., Inc., the Company employs sales professionals to manage and develop relationships with large customers and potential customers in the food and beverage industry.  On October 14, 2009, the Company announced the hiring of three new vice presidents to head up these efforts.  These individuals bring in excess of 60 years’ combined experience in the food and beverage industry, involving experience with multinational food, beverage and sweetener companies including the Dr. Pepper Snapple Group, PepsiCo, Monsanto, NutraSweet, Kraft and Proctor & Gamble.

During the last two years, GLG’s production capacity has been utilized primarily for delivering high quality stevia products to its strategic partner, Cargill. With the addition of 1,000 metric tons of RA97 capacity in December 2009, GLG is in discussions with a number of large multinational companies for the sale of its high grade stevia products, including rebiana.  The Company’s new sales and marketing executives will focus on developing business with those companies.

GLG Completed Initial Public Offering On NASDAQ Raising US$ 31.7 Million

Effective November 5, 2009 the Company completed a four-for-one consolidation of its common shares in conjunction with its offering and on November 20, 2009, commenced trading on the NASDAQ Global Market under the symbol "GLGL". GLG's common shares are dual listed on the Toronto Stock Exchange and the NASDAQ Global Market.

On November 25, 2009, the Company completed a public offering consisting of 3,625,000 common shares at a public offering price of US$7.60 per share for aggregate gross proceeds of $28.9 million (US$ 27.5 million). The underwriters of the equity offering purchased an additional 543,750 common shares from the Company at the public offering price of US$7.60 per share for gross proceeds of $4.3 million (US$ 4.1) million in connection with the closing of the full amount of the underwriters’ over-allotment option. This brought the total gross proceeds raised from the public offering to $33.2 (US$31.7 million).

GLG used the net proceeds of $29.5 million from the offering primarily for registered capital payments for the Company's Runhao subsidiary, debt repayment, working capital requirements and for other general corporate purposes.

New Loan Facility Arranged in China

On June 25, 2009, GLG announced that the Company has arranged an additional credit facility of RMB 250 million with the Agricultural Bank of China.  At current exchange rates, these credit lines will provide GLG approximately $37.4 million in capital. The term of this credit facility varies from one to three years for amounts drawn down and is open for use by all GLG Chinese subsidiaries as needed. Interest rates are to be set on each draw down of the facility based on the prevailing market rates.

Enterprise Income Tax Exemption Received From Central China Government for Key GLG Subsidiary

GLG was informed on October 21, 2009 by the State Tax Bureau of Anhui Province in China that its 100% owned subsidiary – Chuzhou Runhai Stevia High Tech Company Limited (“Runhai”) – would receive an enterprise income tax exemption for its RA 60 product generated by that subsidiary.  RA 60 products are recognized as primary outputs of Agricultural Products by the Ministry of Finance and State Administration of Taxation, and are subject to preferential policies under China’s Enterprise Income Tax.  As RA 60 is the only product produced by Runhai, this exemption is expected to result in zero enterprise income tax payable by Runhai.  Runhai would otherwise be subject to a 25% corporate income tax rate in China.  The Company has also filed for a similar exemption for its Dongtai subsidiary, which also produces RA 60.

Letter of Intent Signed With Government of Paraguay

In the third quarter, the Company also announced that it signed a non-binding Letter of Intent (“LOI”) with the Paraguayan Export and Investment Promotion Agency (“REDIEX”) to enter negotiations for the development of stevia growth and production in Paraguay and to create a mutually beneficial business relationship for economic development in the country related to the growth and production of stevia.

The LOI is part of the Company’s global strategy to diversify its stevia growth and production operations into geographies outside of China. Objectives within the LOI include:

1.	To develop agribusiness contracts with stevia farmers for the growth and harvest of GLG patented stevia seed strains;

2.
To develop a joint research and development program focusing on new and improved stevia plant strains as well as the continual development of advanced cultivation techniques for high Rebaudioside A (RA) yielding stevia plants; and

3.	To construct a stevia processing facility for the purpose of producing stevia extract products to be sold within the South American marketplace as well as for export to other regions.

Each party has agreed to certain responsibilities to further these objectives and has initiated action immediately upon signing.

Weider Global Nutrition’s ("WGN") Legal Proceedings Against the Company Dismissed

On March 30, 2010, the Company and WGN announced that the proceedings commenced by WGN against the Company in the Supreme Court of British Columbia will be dismissed by consent of the parties.  The dismissal was the result of WGN’s offer to drop its claim against the Company without any payment to WGN if the Company would drop its counterclaim against WGN and agree to wind up GLG and Weider’s joint venture company Sweet Naturals Corp.  The Company will now be marketing all of its products itself.  WGN will carry on marketing activities in stevia related products independently.

Results from Operations

The following results from operations have been derived from and should be read in conjunction with the Company’s consolidated annual consolidated financial statements for the periods ended December 31, 2009 and 2008.   Certain prior year’s figures have been reclassified to conform to the current financial statement presentation.

In thousands Canadian Dollars, except per share amounts	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Revenue	$13,264	$4,657	185%	$41,884	$9,891	323%
Cost of Sales	$8,327	$3,718	124%	$29,790	$7,560	294%
% of Revenue	63%	80%	(17)%	71%	76%	(5)%
Gross Profit	$4,938	$939	426%	$12,094	$2,331	419%
% of Revenue	37%	20%	17%	29%	24%	5%
General and Administration Expenses	$3,548	$3,389	5%	$11,720	$7,217	62%
% of Revenue	27%	73%	(46)%	28%	73%	(45)%
Income (Loss) from Operations	$1,389	$(2,450)	157%	$374	$(4,886)	108%
% of Revenue	10%	(53)%	63%	1%	(49)%	50%
Other Income (Expenses)	$(1,317)	$(6,146)	(79)%	$(3)	$(7,216)	(100)%
% of Revenue	(10)%	(132)%	122%	0%	(73)%	73%
Net Income (Loss) before Income Taxes and Non-Controlling Interests	$72	$(8,596)	(101)%	$371	$(12,103)	(103)%
% of Revenue	1%	(185)%	186%	1%	(122)%	123%
Net Income (Loss)	$488	$(7,115)	(107)%	$758	$(10,607)	(107)%
Net Income (Loss) per share (Basic)	$0.02	$(0.40)	(106)%	$0.04	$(0.60)	(106)%
Net Income (Loss) per share (Diluted)	$0.02	$(0.40)	(106)%	$0.04	$(0.60)	(106)%
Depreciation and Amortization	$2,258	1,142	90%	$6,385	$2,540	151%
% of Revenue	16%	25%	(9)%	15%	26%	(10)%
Total Comprehensive (Loss) Income	$(1,341)	$7,001	(119)%	$(13,551)	$(11,397)	(219)%
% of Revenue	(10)%	150%	(160)%	(32)%	(115)%	83%
EBITDA (1)	$4,586	$(77)	(6055)%	$10,450	$(1,032)	(1112)%
% of Revenue	35%	(2)%	37%	25%	(10)%	35%

Revenue

Revenue for the twelve months ended December 31, 2009, which were derived entirely from stevia sales, was $ 41.9 million, an increase of 323% over $9.9 million in revenue for the comparable period in 2008.  Revenue for the fourth quarter ended December 31, 2009 was $13.3 million, an increase of 185% over $4.7 million in revenue for the fourth quarter in 2008.  The increase in stevia revenues was driven by:

(1)
New production capacity coming on line at GLG’s plants at Mingguang and Dongtai during the first quarter of 2009, which materially improved the Company’s production throughput of final product from 5,000 metric tons per year to 41,000 metric tons;

(2)	Higher demand and purchase orders for the Company’s high grade stevia extract products in 2009 versus 2008; and

(3)	Greater shipments of higher value stevia extract against existing purchase orders than in the comparable period.

Inventory increased from $33.1 million as at December 31, 2008 to $41.1 million as at December 31, 2009.  The key drivers for the net changes in inventory at the end of December were: (a) the decrease in raw materials inventories to develop finished product to meet current customer orders; (b) the increase in work in progress inventories to meet 2009 customer order commitments; (c) the increase in by-product inventories available for further processing into finished products; and (d) the increase in finished product inventories to meet current customer orders.

Cost of Sales

Cost of sales for the twelve months ended December 31, 2009 were $ 29.8 million, an increase of 294% over $7.6 million in cost of sales for the comparable period in 2008.  The increase in cost of sales year over year was driven by:

(1)
New production capacity coming on line at GLG’s plants at Mingguang and Dongtai during the first quarter which materially improved the Company’s production throughput of final product.  During the quarter the Company was not operating at full capacity at these facilities and there are resulting higher fixed costs charged against cost of sales which has decreased gross profit margin.

(2)	Larger shipments of higher value stevia extract than in the comparable period against existing purchase orders also increased the cost of sales for the 12 month and 3 month periods.

(3)
There were also higher costs experienced at the start-up of these new facilities.  The Company has seen production costs at its new facilities consistently decline during the third and fourth quarter relative to the start-up period during the first quarter of 2009, as production management improved its efficiencies throughout the year.

The key components of stevia cost of sales in include:

a. stevia leaf;

b. salaries and wages of manufacturing labour;

c. manufacturing overhead used in the production of stevia extract, including supplies, power and water;

d. depreciation and capacity utilization of the stevia extract processing plants.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

a.
The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period.  This is the most important factor that will impact the gross profit of GLG’s stevia business;

b.	The price per kilogram for which the extract is sold;

c.
The sale of by-products (also known as co-products).  There were a limited number of co-product sales during the year due to the focus on production of high grade stevia and limited production capacity to further process our by-products.   Sales of by-products have historically increased the overall gross profit of the stevia business.  With the addition of increased finished goods production facilities at Runhao, GLG expects to be able to process these by-products into additional finished products such as high purity RA and STV extracts as well as other finished products.;

d.	Other factors which also impact stevia cost of sales to a lesser degree include:

-	salaries and wages of manufacturing labour;
-	water and power consumption;
-	manufacturing overhead used in the production of stevia extract, including supplies, power and water;
-	net VAT paid on export sales.

GLG’s stevia business is affected by seasonality.  The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year.  GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks.  GLG’s production year runs October 1 through September 30 each year.  Accordingly, inventory levels are typically higher in the fourth quarter until raw material is converted into finished products and shipped to customers.

Cost of sales for the three months ended December 31, 2009 were $ 8.3 million, or 63% of revenue, an increase of 124% over $3.7 million, or 80% of revenue for the comparable period in 2008.

The main drivers for the decrease in cost of sales as a percentage of revenue for the fiscal year and the fourth quarter 2009 compared with fiscal 2008 and the fourth quarter of 2008 was due to the following factors:

(1)
Use of higher quality leaf starting late in the third quarter and throughout the fourth quarter from the new 2009 stevia leaf harvest  which improved extraction and processing yields.   The higher quality stevia leaf benefit came from two areas:

a.
Use of new proprietary leaf (second generation leaf strain) that contains approximately 60% rebaudioside A relative to the second generation of leaf harvested in 2009 which contained approximately 40-45% rebaudioside A.

b.	Improvements in the quality of stevia leaf purchased by tighter procurement standards of lower foreign material and moisture content.

(2)	Higher volume of high grade stevia extract production during the 2009 fiscal year relative to fiscal 2008 and better economies of scale experienced for labour and plant utilization.

Gross Profit

Gross profit for the twelve months period ending December 31, 2009 was $12.1 million, an increase of 419% over $2.3 million in gross profit for the comparable period in 2008.  The absolute increase in gross profit can be attributed to increased stevia sales.  The gross profit margin for the twelve months period ended December 31, 2009 was 29% compared to 24% gross profit margin achieved on sales for the comparable period in 2008.   The gross profit margin increase was driven by the same factors that decreased cost of sales for the three and twelve month periods.

Gross profit for the three months ended December 31, 2009 was $4.9 million, an increase of 426% over $0.9 million in gross profit for the fourth quarter of 2008.  The gross profit margin for the three months ended December 31, 2009 was 37% compared to 20% gross profit margin achieved on sales for the comparable period in 2008. The increase in gross profit for the fourth quarter of 2009 compared with the fourth quarter of 2008 was driven by the same factors that decreased cost of sales for the three month period in 2009.

General and Administration Expenses

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
General and Administration Expenses	$3,548	$3,389	5%	$11,720	$7,217	62%
% of Revenue	27%	73%	(46)%	28%	73%	(45)%

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), stock based compensation and depreciation and amortization expenses on G&A fixed assets. A breakdown of G&A expenses into these three components is presented below:

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
SG&A	$2,402	$1,940	24%	$7,832	$5,120	53%
Stock- Based Compensation	$754	$1,229	(39)%	$2,479	$1,321	88%
G&A Amortization and Depreciation	$392	$220	78%	$1,409	$776	82%
Total G&A Expenses	$3,548	$3,389	5%	$11,720	$7,217	62%
% of Revenue	27%	73%	(46)%	28%	73%	(45)%

SG&A expenses for the twelve months ended December 31, 2009 were $7.8 million, an increase of $2.7 million or 53% over the same period for 2008 of $5.1 million.  The key expense categories that increased were salaries, consulting fees, office and travel.  GLG’s employee count at the end of December 31, 2009 was 1,411, a 74% increase of 808 people over year end 2008.  Approximately 75% of employees work in the production function of the Company.

SG&A expenses for the three months ended December 31, 2009 were $2.4 million which is an increase of $0.5 million or 24% over the same period for 2008.  The key expense categories that increased were salaries, consulting fees, office and travel.

Stock-based compensation was $0.8 million for the fourth quarter of 2009 compared with $1.2 million in the fourth quarter of 2008.  GLG had an amended stock compensation plan approved by its shareholders at its annual general meeting in June 2008.  Under the amended plan, the number of common shares available for issue is 10% of the issued and outstanding common shares.  Prior to 2008, the Company had not granted stock options since 2005. Grants made during 2008 were 368,619 compensation securities including both options and restricted shares.  84% of these grants have three year vesting and performance criteria set by the Compensation Committee of the Board in order to be fully earned by the recipients.   Additional grants were made by the Board of Directors during the second quarter and fourth quarter of 2009.  These amounted to, 393,750 compensation securities in total including both options and restricted shares.  81% of these grants have three year vesting and performance criteria requirements set by the Compensation Committee of the Board in order to be fully earned by the recipients.

G&A related depreciation and amortization expenses for the three months ended December 31, 2009 was $0.4 million, an increase of 78% over $0.2 million for the comparable period in 2008.   The main driver for the increase in amortization is related to the amortization of G&A related assets in China at GLG’s Runhai and Runyang subsidiaries which came into operation in the first quarter of 2009.

Other Income (Expenses)

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Other Income (Expenses)	$(1,317)	$(6,146)	(79)%	$(3)	$(7,216)	(100)%
% of Revenue	(10)%	(132)%	122%	0%	(73)%	73%

Other expenses for the twelve months ended December 31, 2009 was $0.03 million, a 100% decrease compared to other expenses of $7.2 million for the comparable period in 2008.  There were two items that contributed the majority to the other loss for the twelve months ended December 31, 2009: (1) foreign exchanges gains on US dollar-denominated liabilities that GLG was holding during the period ($2.6 million); and (2) interest expenses ($2.7 million).  Interest expenses for the twelve months period ended December 31, 2009 were mainly related to (1) a US$ 20 million advances from a customer which was fully repaid in November 2009 and (2) the Company’s bank loans in China.

Other expenses for the three months ended December 31, 2009 was $1.3 million, a decrease of 79% over other expenses of $6.1 million for the comparable period in 2008 and was impacted by the same items as described for the twelve months period.

Foreign Exchange Gains (Losses)

GLG reports in Canadian dollars but earns most of its revenues in US dollars and incurs most of its expenses in Chinese Yuan (“RMB”).  Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet.  As of December 31, 2009, the exchange rate for RMB per Canadian dollar was 6.5232, an appreciation of 17% from the exchange rate on December 31, 2008 (5.5710).  The balance of the AOCI was $6.4 million on December 31, 2009 compared to balance of $20.7 million as at December 31, 2008.

The exchange rate fluctuations of the US dollar and the Canadian dollar had a significant impact on foreign exchanges gains reflected on the twelve month income statement in 2009. The table below shows the change in the Canadian dollar relative to the US dollar from year-end 2008 to December 31, 2009.  For the fiscal year 2009, GLG recognized $2.6 million of foreign currency gains mainly attributable to the increase in the Canadian dollar relative to the US dollar.  Since December 31, 2008, the Canadian dollar has appreciated 12.2% against the USD for the period ended December 31, 2009.   The depreciation of the US dollar relative to the Canadian dollar had an impact on the fourth quarter and twelve month revenue results as the majority of GLG’s revenues for the period were based on US dollar contracts (see Outlook section for additional discussion).  Since the Chinese Yuan effectively remained flat to the US dollar, there was no additional material profit and loss impacts on the expenses incurred during the twelve months of 2009.

Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately under the Accumulated Other Comprehensive Income account on the Balance Sheet.  The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB as shown below.

Exchange rates - Noon (as compared to the Canadian Dollar)	2006 December 31	2007 December 31	2008 December 31	2009 March 31	2009 June 30	2009 September 30	2009 December 31
U.S. Dollars	0.8581	1.0120	0.8166	0.7928	0.8602	0.9327	0.9515
Chinese Yuan	6.6845	7.3910	5.5710	5.4230	5.8754	6.3694	6.5232

The following table presents the exchange rate movement for RMB relative to the US dollar as shown below.  The US dollar was essentially flat against the RMB at the end of the fourth quarter of 2009 compared to December 31, 2008.

Exchange rates	2006 December 31	2007 December 31	2008 December 31	2009 March 31	2009 June 30	2009 September 30	2009 December 31
Chinese Yuan	7.8175	7.3141	6.8223	6.8456	6.8448	6.8376	6.8270

Net Income (Loss)

In thousands Canadian Dollars	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Net Income (loss)	$488	$(7,115)	(107)%	$758	$(10,607)	(107)%

The basic income per share was $0.02 for the three months ending December 31, 2009 compared with a loss per share of ($0.40) for the comparable period in 2008.  Net income improved to $0.5 million for the three months period ending December 31, 2009 in comparison to the loss of $7.1 million for the fourth quarter 2008.  This $7.6 million improvement was driven mainly by: (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement); and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

The basic income per share was $0.04 for the twelve months ending December 31, 2009 compared with a loss per share of ($0.60) for 2008. The twelve month net income for the period ending December 31, 2009 improved by $11.4 million compared to the same period in 2008.  This improvement was driven by (1) higher revenues and gross profit margin from increased production at its new facilities in Mingguang and Dongtai ($9.8 million); (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar during 2009 ($5.5 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($4.5 million), a net interest and donation expenses increase ($1.4 million) and (4) a decrease of income tax recoveries of $1.2 million.

Comprehensive Income

In thousands Canadian $	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009		Twelve months 2008	% Change
Net Income (Loss)	$488	$(7,115)	(107)%		$758	$(10,607)	(107)%
Other Comprehensive (Loss) Income	$(1,829)	$14,116	(87)%		$(14,309)	$22,004	(165)%
Total Comprehensive (Loss) Income	$(1,341)	$7,001	(119)%	$	(13,551)	$11,397	(219)%

The Company recorded total comprehensive loss of $13.5 million for the twelve months of 2009, comprising $ 0.8 million of net income and $14.3 million of other comprehensive loss.  The Company recorded a total comprehensive loss of $1.3 million for the three months ended December 31, 2009, comprised of  $0.5 million in net income and $1.8 million in other comprehensive loss.

The other comprehensive loss was solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in self-sustaining Chinese subsidiaries due to the strengthening of the Canadian dollar against the Renminbi (RMB) during the fourth quarter.  This loss is held in accumulated other comprehensive income (loss) until it is realized, at which time it is included in net income.

NON-GAAP Financial Measures

Earnings Before Interest Taxes and Depreciation (“EBITDA”)

EBITDA for the quarter ended December 31, 2009 was $4.6 million, compared to negative $0.1 million in EBITDA for the comparable period in 2008.  The main drivers for the increase in EBITDA for the three months ended December 31, 2009 compared to the corresponding period 2008 is attributable to (1) higher stevia revenue and gross profit for the fourth quarter 2009 as compared to the fourth quarter of 2008, (2) reduction in one-time start up related costs and (3) transfer of production staff costs from general and administrative costs to production costs with the start-up of operations at the Company’s new facilities in Mingguang and Dongtai.

EBITDA for the twelve months ended December 31, 2009 was $10.5 million, an increase of 1112% over negative $1.0 million in EBITDA for the comparable period in 2008.

The following table provides reconciliation to Canadian GAAP net income.

In thousands Canadian Dollars	Fourth quarter 2009	Fourth quarter 2008	Twelve months 2009	Twelve months 2008
Income (Loss) Before Income Taxes and Non-Controlling Interests	$72	$(8,596)	$371	$(12,103)
Add:
Non-Controlling Interest	$22	$53	$144	$68
Depreciation and Amortization	$2,258	$1,142	$6,385	$2,540
Net Interest Expense	$899	$139	$3,709	$1,188
Foreign Exchange Loss (Gain)	581	$2,845	$(2,638)	$2,843
Non-Cash Share Compensation Expense	$754	$1,229	$2,479	$1,321
YHT Provision	-	$3,111	-	$3,111
EBITDA	$4,586	$(77)	$10,450	$(1,032)
% Revenue	35%	(2)%	25%	(10)%

Selected Annual Information

In thousands Canadian Dollars	2009	2008	2007
Revenues	$41,884	$9,891	$9,157
Gross Profit	$12,094	$2,331	$2,657
Net Income (Loss)	$758	$(10,606)	$369
EBITDA (1)	$10,450	$(1,032)	$1,548
Earnings (Loss) Per Share	$0.04	$(0.60)	$0.05
Diluted Earnings Per share	$0.04	$(0.15)	$0.02
Total Assets	$229,586	$174,669	$94,129
Total Liabilities	$84,743	$57,364	$17,230
Total Shareholders’ Equity	$144,819	$116,829	$76,898
Employees	1,411	808	215
(1)	EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation.

GLG’s business focus has changed significantly since its inception in June 2005 with the acquisition of Runde in December 2006.  This acquisition provided GLG’s first production facilities to participate in the stevia extracting and refining industry.

GLG’s revenue mix changed significantly in 2007 with the change in business strategy to focus on the stevia industry opportunity rather than its initial focus on sales of health products through the YHT chain store channel, interests in sports nutrition, research, preventative health software, and medical clinics.  Revenues in 2007 from its stevia extract business accounted for 89% of annual revenues.  Revenues in 2008 and 2009 from the stevia extract business accounted for 100%.

The other major change in direction of GLG’s business occurred in 2007 when it signed a renewable 5 year agreement with its major customer.  This agreement formed the basis upon which GLG began to expand its production capacity starting in 2007 with the Runde high grade stevia production line project.

Further important trends have been the continued progress with regulatory bodies in various countries who have now endorsed or approved stevia as a food ingredient such as the US and Australia and New Zealand.  Progress is also being made in Europe with Switzerland and France taking the lead in approval for stevia.  Regulatory approval of stevia as a food ingredient beyond its historical place as a dietary supplement in some of these key markets has the potential to develop the size of the stevia market.

Within the context of a growing global market for stevia as an all natural zero calorie sweetener and contacted and forecast demand from its customers, GLG focused on further expanding its plant capacity in 2008 and 2009.  As a result during 2008 and 2009, the Company focused on developing its production capacity and employee base to significantly increase its production capacity and stevia agricultural base.  This strategy was the key drive that drove a net loss in 2008 compared to 2007 and 2006.  With the material increase in revenues and gross profit in 2009, the Company has turned its financial performance into positive net income and positive EBITDA.

Summary Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian dollars, except per share amounts

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
Revenue	$13,264	$14,814	$10,805	$3,001	$4,657	$3,302	$1,092	$841
Gross Profit	$4,938	$4,095	$1,642	$1,419	$939	$832	$293	$268
Gross Profit %	37%	28%	15%	47%	20%	25%	27%	32%
Net Income (Loss)	$488	$1,399	$371	$(1,500)	$(7,115)	(952)	$(1,606)	$(934)
Basic Income (Loss) Per Share (1)	$0.02	$0.07	$0.02	$(0.08)	$(0.40)	$(0.06)	$(0.10)	$(0.04)
Diluted Income (Loss) Per Share (1)	$0.02	$0.06	$0.02	$(0.08)	$(0.40)	$(0.06)	$(0.10)	$(0.04)
EBITDA (2)	$4,586	$3,917	$1,677	$270	$(77)	$(123)	$(481)	$(350)

1.	Restated for the periods Q1 2008 through Q3 20009 to reflect the 4:1 share consolidation that took place on November 5, 2009.
2.	EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation. EBITDA does come directly from the financial statements and its calculation is defined above.

Note: The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China.

Quarterly Net Income (Loss)

The basic income per share was $0.02 for the three months ending December 31, 2009 compared with a loss per share of ($0.40) for the comparable period in 2008.  Net income improved to $0.5 million for the three months period ending December 31, 2009 in comparison to the loss of $7.1 million for the fourth quarter 2008.  This $7.6 million improvement was driven mainly by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

Net income for the third quarter 2009 was $1.4 million, versus a loss of $1.0 million in the third quarter of 2008.  This $2.4 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million).

Net income for the second quarter 2009 was $0.4 million, versus a loss of $1.6 million in the second quarter of 2008 or a $2.0 million decrease in loss.  The decreased loss was driven by an improvement in gross profit margin in the second quarter of 2009 by $1.3 million, and an increase in other income of $1.8 million, which was offset by an increase in SG&A of $1.2 million.

Net loss for the first quarter 2009 was $1.5 million, compared to a loss of $7.1 million in the fourth quarter of 2008 or a $5.6 million decrease in loss.  The decreased loss was attributable to an improvement in gross profit margin in the first quarter of 2009 by $0.5 million, a decrease in stock based compensation expenses of $0.7 million, decreased foreign exchange losses of $2.1 million, and a decrease in provisions on loans of $3.1 million, and were offset by a decrease in income tax recoveries of $0.7 million.

The net losses for the first through fourth quarters in 2008 were driven by the Company’s strategy to expand the scale of its stevia business in 2008 to meet increased customer demand and industry growth.  The Company invested in new facilities and expanded its staff during 2008 which contributed to the majority of the losses for the quarters.

The net losses for the third and fourth quarter 2007 were driven by the interest expense of the convertible debenture.

Quarterly Basic and Diluted Earnings (Loss) per Share

The basic earnings per share were $0.02 for the fourth quarter 2009 compared with $0.07 for the basic earnings per share for the third quarter of 2009.  The decline in earnings per share for the fourth quarter compared to the third quarter of 2009 can be attributed to: (1) increased number of shares in the fourth quarter due to the NASDAQ public offering of 3.2 million common shares completed in November 2009 ($0.01 per share impact on Q4 EPS result), and (2) a decrease in the fourth quarter net income compared to the third quarter of $0.9 million ($0.04 per share decline in Q4 EPS).

The decrease of $0.9 million in the fourth quarter net income compared to the third quarter can be accounted for as follow: (1) higher gross profit in the fourth quarter ($0.8 million improvement) relative to the third quarter; (2) a higher income tax recovery recognized in the fourth quarter ($1.2 million improvement) relative to the third quarter; and (3) a decrease in interest expense of $0.2 million, which was offset by: (1) a decrease in foreign exchange gains ($2.5 million reduction) relative to the third quarter; and (2) an increase in SG&A expense of $0.6 million in the fourth quarter relative to the third quarter.

The basic and diluted earnings per share were $0.07 for the third quarter 2009 compared with $0.02 for the basic and diluted earnings per share for the second quarter of 2009.  The improvement in earnings per share for the third quarter compared to the second quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the fourth quarter relative to the second quarter.

The basic earnings and diluted earnings per share were $0.02 for the second quarter 2009 compared with basic and diluted loss of $0.08 per shares for the first quarter of 2009.  The improvement in earnings per share for the second quarter compared to the first quarter of 2009 can be attributed to higher gross profit which was driven by higher revenues and higher other income generated in the second quarter relative to the first quarter.

The basic loss per share and diluted loss per share were $0.08 for the first quarter 2009 compared with $0.40 for the fourth quarter of 2008.  The fourth quarter loss per share was driven by increased stock based compensation, unrealized foreign currency losses and a provision on amounts owed to the Company by YHT.

Capital Expenditures

In thousands Canadian Dollars	Fourth quarter 2009	Fourth quarter 2008	% Change	Twelve months 2009	Twelve months 2008	% Change
Capital Expenditures	$16,653	$25,796	(35)%	$40,875	$57,790	(29)%

GLG’s capital expenditures of $16.7 million for the fourth quarter of 2009 reflected a decrease of 35% in comparison to $25.8 million in the fourth quarter of 2008.   The fourth quarter capital expenditures were primarily incurred for the Company’s new rebiana facility in Qingdao that was completed during the fourth quarter.  The Company also constructed two other administrative buildings at its Runde and Bengbu subsidiaries as well commenced construction of additional water treatment facilities at one of its primary processing plants.

Capital expenditures for the twelve months ended December 31, 2009 were $40.9 million, which was comprised of $34.8 million of cash flow used by investing activities, plus an increase of $8.1 million in accounts payable related to the purchase of PP&E, and a net decrease of $2.1 million of equipment in year-end prepaid expenses.

GLG’s capital expenditures for the twelve months ended December 31, 2009 of $40.9 million reflected a decrease of 29% in comparison to $57.8 million for the comparable period in 2008.  Approximately 23% of these capital expenditures were incurred in the first quarter of 2009, driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries (approximately $9 million).

The majority of the balance of 2009 capital expenditures was incurred in the set-up and construction of the Company’s new rebiana facility in Qingdao (approximately $28.5 million or 71% of capex total spend).  The majority of the remaining 6% of capex for 2009 was incurred for the construction of two administrative buildings in the fourth quarter and the commencement of a new waste water treatment project at its Runyang facility.

Key Capital Projects for 2009

GLG Subsidiary	Capital Project	Location	Completion Date
Qingdao Runhao Stevia High Tech Company, Ltd. (“Runhao”)	1,000 MT RA 97	Qingdao, Shandong Province	December, 2009

Status of Project: 1000 MT high grade stevia initial phase has been completed.  This project included two lines each capable of producing 500 metric tons of RA 97 per annum.  This project also completed the infrastructure necessary to support 3,000 MT of RA 97 production including gas and electric infrastructure, underground pipe lines and road infrastructure. Warehousing space for 10,000 MT RA 97 was also completed as part of this project in 2009.  The buildings constructed have one million square feet of space and has been constructed on 62 acres of land.  An additional 65 acres has been reserved for future expansion.  The new rebiana facility has been constructed following food grade "Good Manufacturing Practice" (GMP) standards and key components are being constructed following pharmaceutical grade GMP standards.  Initial test runs had commenced during the month of December 2009.  This facility is near completion of a third party audit in order achieve GMP certification and other important certifications such as ISO9000.

This project expenditure was approximately $6.5 million higher than announced during the third quarter outlook.  The higher capex was used to increase the initial warehousing infrastructure to 10,000 MT capacity and gas and electric infrastructure to 3,000 MT capacity.

GLG Subsidiary	Capital Project	Location	Completion Date

Dongtai Runyang Stevia High Tech Co. Ltd. (“Runyang”)	18,000 MT Leaf Capacity Primary Processing Facility	Dongtai, Jiangsu Province	Construction completed in December, 2008

Status of Project:    Final phases of infrastructure testing completed in February 2009 and Administration building completed in the first quarter of 2009.

GLG Subsidiary	Capital Project	Location	Completion Date

Chuzhou Runhai Stevia High Tech Co., Ltd. (“Runhai”)	18,000 MT Leaf Capacity Primary Processing Facility	Mingguang, Anhui Province	Construction completed in December, 2008

 Status of Project:  Final phases of infrastructure testing completed in March 2009.

The following table presents the current capacity levels for GLG’s facilities as of the date of the MD&A compared to year-end 2008.

Production Capacity (Metric Tons per Annum)	December 31, 2009	December 31, 2008
Leaf Processing	41,000	5,000
Intermediate Powder (RA 60)	4,000	500
High Grade Stevia (RA 80)	3,000	1,000
Rebiana (RA 97)	1,500	500

Liquidity and Capital Resources

In thousands Canadian dollars	December 31, 2009	December 31, 2008
Cash and Cash Equivalents	$16,018	$7,363
Working Capital	$6,381	$(2,562)
Total Assets	$229,586	$174,361
Total Liabilities	$84,743	$57,364
Advances from Customers	-	$24,492
Loans Payable (< 1year)	$44,560	$10,232
Loans Payable (> 1 year)	$13,797	-
Total Equity	$144,819	$116,829

Three Month Period Ending December 31, 2009

Cash generated by operating activities before changes in non-cash working capital was $3.5 million in the fourth quarter of 2009 compared to $0.1 million generated in the fourth quarter of 2008.   This increase in cash generated by operating activities can be attributed to the higher cash generated by operations, as shipments of stevia increased significantly over the comparable period in 2008.

Non-cash working capital items used $18.0 million of cash in the fourth quarter of 2009 relative to $10.7 million non-cash working capital used in the 2008 comparable period.  The biggest uses for non-cash working capital in the fourth quarter were driven by inventory production that increased the refundable value added tax accounts in China ($0.7 million), an increase in inventory ($15.2 million), an increase in accounts receivable ($4.7 million), and a decrease in accounts payable ($1.9 million), which were offset by an decrease in prepaid expenses ($3.7 million) and an increase in interest payable ($0.8 million).   The biggest use for non-cash working capital in the quarter was the purchase of raw materials for GLG’s upcoming 2010 stevia production year.  A large portion of the stevia leaf purchases occur each year in the third and fourth quarters and the leaf purchases are used during GLG’s production year which runs October through September for GLG’s production year.

Cash used by investing activities was $12.6 million during the fourth quarter of 2009, compared to $10.2 million in the same period in 2008.  These capital expenditures were primarily for GLG’s new rebiana facility in Qingdao and PP&E purchases for the new Runhao rebiana facility that was completed during the fourth quarter of 2009.

Cash generated by financing activities was $33.1 million in the fourth quarter of 2009 compared to $3.1 million in the same period in 2008.  The key item that generated the increase in cash generated by financing activities during the fourth quarter came from the Company’s NASDAQ equity offering in November 2009 which raised net proceeds of $29.5 million.  The main use of proceeds from this equity offering was to meet the Company’s Runhao Investment Agreement requirements through registered capital payments into China of $25.5 million.  Once these registered capital funds were deposited in China, they were further used to repay $13.9 million of short term loans in China and to pay $11 million of Runhao’s capital expenditures during the fourth quarter.  The balance of the use of proceeds ($4 million) was used for corporate working capital purposes during the fourth quarter.

Prior to completing the NASDAQ equity offering, the Company increased its short term bank loans in China by $19.6 million to finance stevia leaf purchases. In addition, the Company increased its related party loans by $0.6 million to finance corporate working capital.  Additionally $3.2 million of advances from customers had been repaid during the fourth quarter through shipments of product to this customer.

Twelve Month Period Ending December 31, 2009

Cash generated by operating activities before changes in non-cash working capital items was $6.2 million in the twelve months of 2009, compared to $1.0 million cash used in operating activities in the comparable period of 2008. This increase in cash generated by operating activities can be attributed to the higher cash generated by operations, as shipments of stevia increased significantly over the comparable period in 2008.

Non-cash working capital items used $23.4 million of cash in 2009.  The biggest uses for non-cash working capital (adjusted for foreign currency impacts) in the twelve month period were driven by asset construction and inventory production that increased the refundable value added tax accounts in China ($4.0 million), an increase in inventory ($13.2 million), an increase in accounts receivable ($3.4 million), an increase in prepaid expenses ($2.4 million), a decrease in interest payable ($0.1 million), and a decrease in deferred revenue ($2.0 million) which were offset by an increase in accounts payable ($1.7 million).   A large portion of the stevia leaf purchases occur each year in the third and fourth quarters and the leaf purchases are used during GLG’s production year which runs October through September for GLG’s production year.

Cash used by investing activities was $34.4 million in the twelve months of 2009, compared to $42.5 million in the same period in 2008.    Approximately 23% of these capital expenditures were incurred in the first quarter of 2009 driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries.   The majority of the remaining 77% of capital expenditures incurred during the twelve months of the fiscal year were incurred in the set-up and construction of the Company’s new rebiana facility.

Cash generated by financing activities was $60.2 million in the twelve months of 2009 compared to $38.3 million in the same period in 2008.  The key items that generated the increase in cash generated by financing activities during the twelve months came from (1) an increase in new short term and long term bank loans in China to $58.1 million, (2) shareholder loans of $7.7 million, (3) net cash proceeds from an equity offering on NASDAQ of $30.0 million and (4) proceeds from the exercise of employee stock options of $0.3 million.  This cash generation was offset by the repayment of advances from customers of $22.0 million and short term bank loans of $13.9 million.

The $58.1 million of bank loans includes an increase in long term bank loans of $13.8 million.  Each year GLG will be increasing its short term bank loans in the third and fourth quarter as it raises capital to finance leaf purchases.  The advance from a customer in 2008 was used to finance leaf purchases in the summer and fall of 2008 whereas the Company has taken out short term loans in China to finance leaf purchases in the summer and fall of 2009.

Financial Resources

Cash and cash equivalents increased by $8.6 million during the twelve months of 2009.  Working capital increased by $8.9 million from the year-end 2008 position.   The working capital increase can be attributed to a net increase in short term liabilities during the twelve months of $15.3 million compared to the net increase in current assets of $24.2 million during the same period.  The increase in current liabilities during the twelve months of 2009 was driven by a number of factors.  The net increase in short term loans during the twelve month period was $27.1 million, an increase in accounts payable of $8.2 million, and loans from related parties increased by $7.2 million which were offset by a repayment of advances due to customers of $24.5 million, a decrease in interest payable of $0.8 million, and a decrease in deferred revenue of $2.0 million.  The factors that increased the current assets by $24.2 million include the net increase in cash of $8.2 million (increase in cash and cash equivalents by $8.6 million and decrease in short term investment by $0.4 million), an increase in taxes receivable of $3.6 million, an increase in inventory of $8.1 million, and an increase in accounts receivable of $3.0 million.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period.  The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year.  The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

The Company had $16 million of cash and cash equivalents as at December 31, 2009.  The Company had also successfully negotiated a new loan with the Construction Bank of China for approximately $9.2 million in January 2010.    Over the course of the ensuing year, $36.8 million in short term loans in China will mature and the Company expects it will be able to renew these loan facilities for another term when they come due.  The Company successfully renewed several loans during 2009 and expects to continue to be able to renew these short term loans in 2010.

The Company’s preliminary capital expenditure estimate for 2010 is $10 to $15 million (see 2010 Outlook section for further details). The Company plans to finance these investment needs with cash on hand, cash from operations and credit available from banks in China.    The Company also believes that it has the ability to access additional debt or equity financing that would be required to finance the 2010 capital expenditures.  However, if such debt facilities or equity financing is not available on terms that are acceptable to the Company, the Company may be required to curtail its intended initiatives and transactions, which may result in incurring certain costs associated therewith.

Balance Sheet

In comparison to December 31, 2008, the total assets increased by $55.2 million which was split by an increase in current assets of $24.2 million and an increase in fixed and other long term assets of $31.0 million.  The increase in fixed assets reflects the increased investments made during the twelve months of fiscal 2009 in completion of the Mingguang and Dongtai stevia extract facilities and the investment in the rebiana facility constructed in Qingdao.  With respect to the plant property values on the balance sheet, the strengthening of the Canadian Dollar versus the RMB resulted in the conversion of the balance sheets of foreign subsidiaries at lower rates, thus decreasing the Canadian dollar value of balance sheet items. In comparison to December 31, 2008, the current liabilities increased by a $15.3 million driven by the net increase in short term loans of $27.1 million, an increase in accounts payable of $8.2 million and loans from related parties increased by $7.2 million which were offset by a repayment of advances due to customers of $24.5 million, a decrease in interest payable of $0.8 million, and a decrease in deferred revenue of $2.0 million.

Shareholders’ equity increased by $28 million which was driven by the NASDAQ initial public offering in the fourth quarter of 2009 raising net proceeds of $29.5 million, the issuance of the final tranche of shares for the AHTD acquisition of $8.3 million, $2.6 million in stock based compensation awards for the year, net income for the period of $0.8 million, the exercise of stock options of $0.3 million, income tax recovery related to share issuance costs of $ 1.0 million, which was offset by a decline in the accumulated other comprehensive income account of $14.3 million.   With respect to the decline in the other comprehensive income account, the strengthening of the Canadian Dollar versus the RMB resulted in the conversion of the balance sheets of self-sustaining foreign subsidiaries at lower rates.

Advances from Customers and Interest Payable

In July 2008, the Company negotiated a new customer prepayment for the amount of US$20 million (CDN$25.2 million) during the fourth quarter of 2008 for the delivery of high grade stevia extract for the period October 1, 2008 through December 31, 2009.  The US$20 million was received in July 2008 and this prepayment bears an interest cost of LIBOR plus 6% during the term of this prepayment financing.  The Company will deliver product against this obligation over the period October 1, 2008 through September 30, 2009.   The prepayment and accrued interest will be repaid by way of the sale of stevia extracts to the Strategic Customer.  Interest at LIBOR + 6% is charged per annum.  The prepayment was collateralized by a general security agreement over all assets of the Company. This prepayment was fully paid off in the fourth quarter of 2009 compared to a balance of $24.5 million or US$20.0 million as at December 31, 2008.

The Company has used its banking facilities in China to finance leaf purchases going forward and secured funds through its relationships with the Agriculture Bank of China and the Construction Bank of China in 2009.

As at December 31, 2009 we accrued interest payable of $9,675 on short term borrowing from a private lender, $63,863 on loans from banking facilities in China and interest payable of $195,374 on loan from a related party (see Related Parties Transactions and Balances).

China Lines of Credit and Short Term Loans

During the fourth quarter of 2009, the Company repaid the following loans from some of the proceeds raised from its equity issuance in November 2009:

•	A loan of $6.2 million (RMB 37 million), which was obtained from Dongtai Rural Credit Union, bore interest of 6.66% per annum and matured on November 20, 2009.
•	A loan of $8.4 million (RMB 50 million), which was obtained from Construction Bank of China, bore interest of 5.31% per annum and matured on December 25, 2009.

During 2009, the Company obtained or renewed the following short term loans in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
$9,198,000	60,000,000	June 15, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	May 28, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	June 28, 2010	5.31%	Agricultural Bank of China
2,606,100	17,000,000	July 28, 2010	5.31%	Agricultural Bank of China
459,900	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	August 29, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	September 29, 2010	5.31%	Agricultural Bank of China
4,599,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China
4,599,000	30,000,000	June 24, 2010	5.31%	Construction Bank of China
3,066,000	20,000,000	June 22, 2010	4.86%	Construction Bank of China
$36,792,000	240,000,000

Additionally, the Company also obtained a loan for $US 500,000 for corporate working capital purposes in October 2009 from a Private Individual.  The interest rate on this loan is 8% per annum and is due in October 2010.

During 2009, the Company obtained or renewed the following long term loans to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
$4,599,000	30,000,000	June 23, 2011	5.40%	Construction Bank of China
9,198,000	60,000,000	June 29, 2011	5.40%	Agricultural Bank of China
$13,797,000	90,000,000

All the loans are secured by the Company’s subsidiaries with a total carrying value of $118,836,040.  Two pieces of land of two subsidiaries were also used as collateral for the above facilities.

Contractual Obligations

(a)
The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China.  The leases expire in 2011, and the annual minimum lease payments are approximately $153,300 (RMB 1,000,000).

(b)
The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation.  Rent of approximately $121,107 (RMB 790,000) is paid every 10 years.

(c)	The Company entered into a new office lease with one year term commencing on May 1, 2009. Commitment for 2010 on the new lease is $26,566.

(d)
In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region.  The agreement requires the Company to make a total investment in the Juancheng region of US $60,000,000 over the course of the 20-year agreement to retain its exclusive rights.  As of December 31, 2009, the Company has not made any investment in the region. However, we continue to enjoy the benefit of the exclusive growing area and have received verbal assurances from the government of Juancheng County that this will not be affected by us not establishing a stevia processing facility within the timeframe set out in the investment agreement.

(e)
In 2009, the Company signed two Construction Agreements with the construction company to build the waste water treatment facilities in two subsidiaries with a total consideration of $1,900,000.  The facilities are expected to be completed between May and June 2010.  As of December 31, 2009, the Company has paid $500,000.

 A summary of the Company’s contractual obligations with defined payment dates is presented below.
In thousands of Canadian Dollars	2010	2011	2012	2013	2014	Thereafter,	Total
Operating Leases	$180	$153	-	-	-	$242	$575
Capital Expenditure Commitments	$1,400	-	-	-	-	-	$1,400
Total	$1,580	$153	-	-	-	$242	$1,975

Capital Structure

Outstanding Share Data as at March 31, 2010

Shares
Common Shares Issued March 31, 2010	25,417,723
Reserved For Issuance
Stock Options	1,253,783
Reserved for Issuance – Other	62,500

Total Reserved for Issuance	1,316,283
Fully Diluted Shares	26,734,006

China laws require all wholly foreign-owned enterprises to set aside 10% of retained earnings as a general reserve fund for employee benefits every year until such a fund has reached 50% of the Company's registered capital. The reserve funds are established for covering corporate obligations in the event of business liquidation.  The reserve funds are recorded as part of retained earnings (deficit).  The reserve funds are available for the Company to use but are not available for distribution to shareholders other than in liquidation and may limit repatriation of invested capital. The total reserve of the Company at December 31, 2009 is $0.5 million (December 31, 2008 - $0.3 million).  This reserve fund applies to all of GLG’s China based subsidiaries.  Pursuant to Chinese regulations, the Company is required to make appropriations to reserve funds, based on after tax net income determined in accordance with generally accepted accounting principles of China.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

The Company has executive and management service arrangements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for services provided by senior management and directors of the Company.  The amount of these transactions and outstanding balances as at December 31, 2009 are as follows:

a)
During the year ended December 31, 2009, the Company paid or accrued consulting fees totaling $343,794 (2008 - $300,000) in respect to Grand Leaf’s management agreement.  As at December 31, 2009 there was $343,794 (2008 - $75,000) payable to Grand Leaf.

b)
During year ended December 31, 2009, the Company paid or accrued consulting fees of $189,086 (2008 – $120,000) and $68,759 (2008 – $45,000) to PALCO and AAFAB respectively.  As at December 31, 2009 there was $4,702 (2008 - $4,702) payable to PALCO and $nil (2008 – $1,410) payable to AAFAB.

c)	During the year ended December 31, 2009, the Company paid or accrued consulting fees totaling $72,664 (2008 – $55,992) to BISM. As at December 31, 2009 there was $19,545 (2008 – $nil) payable to BISM.

d)
During the year ended December 31, 2009, the Company paid or accrued management fees totaling $361,883 (2008 - $ 365,475) to GLG International.  As at December 31, 2009 there was $361,883 (2008 - $365,475) payable to GLG International.

During the twelve month period ended December 31, 2009, the Company obtained US $6,892,000 non-secured loans from the Company’s Chairman and Chief Executive Officer.  The loans bear interest at the US dollar prime rate posted by HSBC Bank (Canada) plus 3% per annum.  The Company uses the proceeds of these loans for corporate working capital and to fund the required initial investment in the new Runhao subsidiary in China.

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum
$2,102,000	$2,000,000	June 28, 2010	HSBC Bank Canada US Dollar prime rate + 3%
1,681,600	1,600,000	July 13, 2010	HSBC Bank Canada US Dollar prime rate + 3%
2,627,500	2,500,000	August 25, 2010	HSBC Bank Canada US Dollar prime rate + 3%
832,392	792,000	November 11, 2010	HSBC Bank Canada US Dollar prime rate + 3%
$7,243,492	$6,892,000

In addition to the loans above, on September 10, 2009, the Company obtained a US $200,000 non-secured loan from a director of the Company.  The loan bore an interest at a rate of 8% per annum and was to mature on March 15, 2010.  This loan was repaid on December 21, 2009.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

2010 Outlook

Market and Operations 2010 Outlook

 Our key operational objectives for 2010 are to:

1.	Generate sales growth from our direct sales force in key international markets;

2.	Commence operation of new Runhao facilities to increase production capacity and revenues;

3.	Harvest enough proprietary leaf in 2010 harvest to satisfy 100% of our production requirements with our proprietary leaf;

4.	Organize stevia growers in partnership with local governments in China to meet expected 2010 stevia demand;

5.	Continue to develop additional leaf growing areas; and

6.	Continue R&D program for high RA yielding seeds and seedlings, process innovation and product use formulations.

Revenue 2010 Outlook

The market for stevia in key markets such as the United States showed strong growth in 2009.    According to an August 2009 report published by Mintel International Group Ltd. entitled Stevia and other Natural Sweeteners, over 115 new food and beverage products containing stevia were launched in the United States in the first seven months of 2009 by leading global food and beverage companies such as The Coca Cola Company, Cargill, PepsiCo and Merisant Company.  We believe that these product launches, coupled with underlying trends and key market drivers, present favorable conditions for stevia’s wider global acceptance and continued growth in 2010.

According to Mintel’s August 2009 report, United States retail sales of products containing stevia topped $100 million in 2009, including tabletop sweeteners and food and beverage products, and they could reach US$2 billion by the end of 2011.  We believe growing consumer preference for all-natural products, together with increasing rates of obesity and diabetes, have created significant demand for an all-natural, zero-calorie sweetener alternative.  In 2009, Coca-Cola and PepsiCo launched stevia-sweetened versions of their Vitamin Water and SoBe enhanced water drinks, as well as other products. Kraft, the largest United States food company, and Hansen, the beverage company, have also launched TruviaTM-sweetened drink products. Beverage companies have also been combining stevia with sugar in low-calorie products, such as PepsiCo’s Trop 50 orange juice, Coke’s Sprite Green and Kraft’s Nature’s Splash powdered drinks.   In 2010, we have seen major new launches of products sweetened with stevia.  Coke has recently launched Vitamin Water ZeroTM, Kraft has launched Crystal Light Pure FitnessTM product sweetened with TruviaTM and Breyers launched its YoCrunch® 100 calorie yogurt pack product sweetened with TruviaTM.

We believe stevia extracts such as rebiana are positioned to become leading high-intensity sweeteners as a result of their appealing profile:

•	zero calories;
•	100% natural and thus perceived as healthier than artificial sweeteners;
•	remain stable under heat and thus can be utilized in processed foods;

•	200 to 300 times sweeter than sugar; and
•	measure zero on the glycemic index, which is important in the diabetic market and benefits from growing consumer understanding of the value of a low glycemic diet.

Our strategic alliance partner Cargill has recently reported that it has captured 8% of the alternate sweetener market in the United States since it launched its TruviaTM tabletop product against the likes of Splenda, Sweet’N Lo and Equal.  Outside of Coke and Pepsi’s use of TruviaTM and Purevia in their beverages, TruviaTM has been the stevia sweetener for the majority of new product launches in the United States since late 2008.  Additionally, Cargill has announced that it currently has over 100 stevia-related projects underway with its customers.

We believe that China presents another key market opportunity for our high-grade stevia products.  China currently faces a shortfall of sugar production and in 2009 imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion.  This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases.  We believe that this sugar supply shortfall creates a market opportunity for stevia-based sweeteners and are actively developing this market opportunity. We believe that we are well-positioned to develop this market opportunity because of our relationships with Chinese provincial and central government agencies.

GLG is also actively working on opportunities in other markets such as Japan, Australia, India and a number of countries in South America.

Key Assumptions in Our Revenue Outlook

1.	Foreign exchange rate assumptions

We have planned our revenue outlook assuming that the Canadian dollar will be at par with the United States dollar for 2010. This assumption is based on our review of key exchange rate forecasts from TD, CIBC and RBC.  Any material change to this assumption could cause our revenue to be lower than expected.

We have also assumed a 5% appreciation of RMB against the United States dollar in 2010. Any material change to this assumption could cause our revenue to be lower than expected.

2.	Continued product launches in key markets

Our revenue growth outlook is dependent on continued product launches in key markets including the United States, China, Japan, India and several South American countries.  Any material change to this assumption could cause our revenue to be lower than expected.

3.	Continued positive customer acceptance to new stevia sweetened products

Mintel’s 2009 study on Stevia in the United States market indicated initial positive response by consumers to the new products launched sweetened by stevia as well as the successful sales penetration key tabletop products such as TruviaTM have achieved since their launch.  We have assumed continued positive response by consumers to products sweetened with stevia. Any material change to this assumption could cause our revenue to be lower than expected.

4.	Continued price reductions on stevia extracts expected throughout 2010

We expect continued price reductions for finished high purity stevia extracts driven by cost efficiencies achieved by key industry players and have factored such price decreases into our revenue outlook.  Any material change to this assumption could cause our revenue to be lower than expected.

5.	Significant weighting of 2010 revenues in Q3 and Q4 mirroring 2009 revenue profile

We expect to generate 70 to 75% of our 2010 revenue in the third and fourth quarters of 2010.  The first quarter will reflect the annual impact of Chinese New Year on our production, as well as the impact of additional maintenance work conducted at our production facilities (approximately 3 weeks production capacity).  Runhao was undergoing its GMP certifications and audits during the first quarter of 2010 and is not expected to contribute significantly to finished product.

EBITDA 2010 Outlook

Our expectation for EBITDA margin (percentage of revenues) for 2010 is 24 to 26% EBITDA margin on full year revenues.

Additional to the importance of achieving the revenue targets above, the EBITDA margin outlook for 2010 is dependent upon several key assumptions:

1.	We will use 100% of its proprietary leaf starting late in the third quarter of 2010. Any material change to this assumption could cause our EBITDA to be lower than expected.

2.	Leaf prices remain stable around 2009 levels. Any material change to this assumption could cause our EBITDA to be lower than expected.

3.	SG&A (excluding stock-based compensation and G&A amortization) stays within the range of $8 to $10 million. Any material change to this assumption could cause our EBITDA to be lower than expected.

Capital Expenditures - 2010 Outlook

We expect to undertake some key capital projects in 2010 including the completion of our water treatment upgrade program and a new R&D innovation centre.  The R&D innovation centre has the potential for government funding in China and we are currently pursuing such support.  This new centre will focus on R&D across all aspects of the stevia supply chain, including agriculture, extract processing, finished product production and product formulation innovation.

Our outlook for 2010 is:

In Canadian Dollars	2009 Actual	2010 Estimate
Revenue	$41.9 million	$70 to 80 million
EBITDA	$10.5 million	$17 to 21 million
Capital Expenditures (Capex)	$40.8 million	$10 to 15 million

Financial and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents and restricted cash, classified as “held‐for‐trading”, accounts receivable and certain other assets that are financial instruments, classified as “loans and receivables”, and short term loans, accounts payable, interest payable, advance from customer, due to related party, and non- current bank loan, classified as “other financial liabilities”.
The Company currently does not have any hedge instruments.

As at December 31, 2009 the recorded amounts for cash and cash equivalents are at fair value. Recorded amounts for accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party, less provision for impairment if applicable, approximate their fair values due to the short‐term nature of these instruments.

As at December 31, 2009 the estimated fair value of non-current bank loans is $13,210,367 and was determined using the discounted cash flows method with an estimated discount rate of 9.31% and an estimated period of 18 months to repayment. The exchange rate applied in the valuation at December 31, 2009 was C$0.1533/RMB1.00.

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions.  Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers. However, the Company believes that it does not require collateral to support the carrying value of these financial instruments.  The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates on customers with receivable balances at December 31, 2009, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates.  The Company conducts its business primarily in U.S. dollars, RMB, Canadian dollars and Hong Kong dollars.  The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB.  The RMB is not a freely convertible currency.  Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

As of December 31, 2009, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1,188,360 (2008 –$1,046,204).

The Company’s US operations, which are integrated operations, and Canadian operations are primarily exposed to exchange rate changes between the U.S. dollar and the Canadian dollar. The Company’s primary U.S. dollar exposure in Canada relates to the revaluation into Canadian dollars of its U.S. dollar denominated working capital.

As of December 31, 2009, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $26,287 (2008 –$248,904).

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash, and due to related party at December 31, 2009. The interest rates on these financial instruments fluctuate based on the bank prime rate. As at December 31, 2009, with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $280,407 (2008 – $112,059) on net income (loss).

Recent Accounting Pronouncements

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” which requires that all assets and liabilities of an acquired business to be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in periods after the acquisition date. The new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

In January 2009, the CICA issued section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for the Company on January 1, 2011 with early adoption permitted. The Company will evaluate the impact on this new section when applicable.

In January 2009, the CICA issued section 1602, “Non-controlling Interests,” which will replace CICA section 1600, “Consolidated Financial Statements.” Under this new guidance, when there is a change in control the previously held interest is revalued at fair value. Currently a gain of control is accounted for using the purchase method and a loss of control is accounted for as a sale resulting in a gain or loss in earnings. In addition, non-controlling interests (“NCI”) can be in a deficit position because it is recorded at fair value. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for the Company on January 1, 2011 with early adoption permitted. The Company will evaluate the impact on this new section when applicable.

International Financial Reporting Standards ("IFRS")

On February 13, 2008, the CICA Accounting Standard Board confirmed that the use of International Financial Reporting Standards ("IFRS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and will report under U.S. GAAP as of January 1, 2011.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Disclosure Controls and Internal Controls over Financial Reporting

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

There have been no changes in the Company’s internal control over financial reporting for the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.  In March 2008, the Company has adopted a Corporate Disclosure Policy.  A Disclosure Committee has been established to oversee the Corporate Disclosures.  The Policy has been communicated to management and was implemented accordingly.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, and has concluded, based on its evaluation, that certain controls within its ICFR were not effective for the year ended December 31, 2009.

The Company did not have sufficient accounting documentation, policies, procedures or segregation of duties for certain transaction cycles.  Specifically, the Company did not have a significant number of staff in China that possesses an understanding of Canadian public capital market requirements and Canadian GAAP.

The Company began addressing these issues in 2008 and continued throughout 2009. The Company added additional financial staff at the Company’s head office to oversee the financial reporting and consulted with tax advisors on various tax issues as well as hired accountants in China who have had knowledge of Chinese GAAP and internal control over financial reporting to help address some of the issue related to having limited personnel in China who have public company reporting experience.

Management has initiated an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The objective of this assessment will be to determine whether the Company’s internal control over financial reporting is effective as of December 31, 2010.

As part of this assessment, management will document its internal controls, evaluate their design and then test their effectiveness at both the entity level and the business process level.  This evaluation will be performed in conjunction with the Company`s external auditors who will also provide an opinion on the effectiveness of the Company`s internal control over financial reporting as of December 31, 2010.  This assessment process will satisfy the requirements of the Sarbanes Oxley Act of 2002 (“SOX”) as well as the requirements of National Instrument 52-109.

It should be noted that while the officers of the Company have certified the Company’s Year-end Filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects.  A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision.  There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects.  In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below.  The Company has been structured to minimize these risks as best possible.   More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

•	Intellectual Property Infringement
•	Product Liability Costs
•	Manufacturing Risk
•	Inventory Risk
•	Customer Concentration Risk
•	Competition
•	Government Regulations
•	Consumer Perception of Products
•	Changing Consumer Preferences
•	Market Acceptance
•	Dependence on Key Personnel
•	Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China.  More details about the following risk factors can be found in the Company’s Annual Information Form.

•	Government Involvement
•	Changes in the Laws and Regulations in the People’s Republic of China
•	The Chinese Legal and Accounting System
•	Currency Controls
•	Additional Compliance Costs in the People’s Republic of China

•	Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China
•	Capital Outflow Policies in the People’s Republic of China
•	Jurisdictional and Enforcement Issues
•	Political System in the People’s Republic of China

Additional Information

 Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).